SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2005

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ELTEK LTD.
                                        (Registrant)



                                        By: /s/ Arieh Reichart
                                        ------------------
                                        Arieh Reichart
                                        President and Chief Executive Officer



Date:   May 24, 2005

ELTEK LTD.

Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il


ELTEK REPORTS FIRST QUARTER 2005 RESULTS AND PROVIDES
PRELIMINARY INFORMATION ON REVENUES FOR
THE SECOND QUARTER OF 2005

FIRST QUARTER NET INCOME OF $192,000 VS. NET LOSS OF $587,000, IN FIRST QUARTER 2004 QUARTERLY REVENUES RISE 13% YEAR OVER YEAR TO $ 7.9 MILLION

--------------------------------------------------------------------------------

PETACH-TIKVA, Israel, May 23, 2005-Eltek Ltd. (NasdaqSC: ELTK), the leading Israeli manufacturer of advanced circuitry solutions, today announced financial results for the first quarter ended March 31, 2005.


KEY FINANCIAL HIGHLIGHTS OF Q1 2005:

* Second consecutive quarter of profitability: Quarterly net income of $192,000 or $0.04 per share

*    Continued quarterly revenue growth on a year-over-year basis

*    Further reduction in bank debt



Eltek reported revenues for the three months ended March 31,2005 of NIS 34.4 million ($7.9 million) compared with NIS 30.3 million ($7.0 million) during the first quarter of 2004.

Net income for the first quarter totaled NIS 839,000 ($192,000), or NIS 0.27 per NIS 1 par value of shares (NIS 0.16 or $0.04 per share) compared with a net loss of NIS 2.6 million ($587,000), or NIS (0.61) per NIS 1 par value of shares (NIS
0.37 or $0.08 per share) for the same quarter in 2004.

The company also announced that it anticipates a decrease in revenues for the second quarter of 2005 on a sequential basis, due to a short term flattening in the demand for production capacity, but expects revenues to be higher than in the comparable quarter of 2004.

"The first quarter of 2005 was another quarter of profitability for Eltek. We grew our revenues by 13% year-over-year, expanded our gross and operating margins, and continued to focus on our international presence," said Arieh Reichart, President and Chief Executive Officer of Eltek.

"Based on preliminary internal estimates, we anticipate that our second quarter's revenues will show a decline over the first quarter of 2005, but will be higher than the second quarter of 2004. We intend to continue with our efforts to grow the Company on a consistent basis, leveraging our leading position in the flex-rigid board industry," said Reichart.

Amnon Shemer, CFO of Eltek commented: "In the first quarter of 2005 we continued to reduce our bank debt. As of March 31, 2005, long term bank debt declined by $1.6 million compared to March 31, 2004 and declined by $ 0.4 million compared to December 31, 2004. In addition, our working capital deficiency improved by $
0.8 million compared to December 31, 2004."

     About the Company

     Eltek is Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

     For more information, visit Eltek's World Wide Web site at www.eltekglobal.com

     Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

                                                                                CONVENIENCE
                                                                                TRANSLATION
                                                                                  -------
                                                            THREE MONTHS ENDED
                                                                 MARCH 31,
                                                 ----------------------------------------
                                                  2004             2005             2005
                                                   NIS              NIS            U.S. $
                                               (UNAUDITED)      (UNAUDITED)     (UNAUDITED)
                                                 -------          -------         -------

Revenues                                          30,314           34,395           7,887
Costs of revenues                                (26,845)*        (28,083)         (6,440)
                                                 -------          -------         -------

Gross profit                                       3,469            6,312           1,447

Research and development, net                          -             (191)            (44)
Selling, general and administrative
 expenses                                         (4,629)          (4,519)         (1,036)
Amortization of goodwill                            (147)            (152)            (35)
                                                 -------          -------         -------

Operating income (loss)                           (1,307)           1,450             332

Financial expenses, net                           (1,152)            (614)           (140)
                                                 -------          -------         -------

Income (loss) before other expenses,
 net                                              (2,459)             836             192

Other expenses, net                                  (17)*            (11)             (3)
                                                 -------          -------         -------

Income (loss) before taxes on income              (2,476)             825             189
Taxes on income                                      (55)               -               -
                                                 -------          -------         -------

Net income (loss) after taxes on
 income                                           (2,531)             825             189

Minority share in subsidiary's net
 results                                             (31)              14               3
                                                 -------          -------         -------

Net income (loss) for the period                  (2,562)             839             192
                                                 =======          =======         =======

Basic and diluted earnings (loss) per
NIS 1 par value of the share capital**             (0.61)            0.27            0.06
                                                 =======          =======         =======

Total par value of shares used to compute
basic and diluted earnings (loss) per NIS
1 par value of share                               4,130            4,197           4,197
                                                 =======          =======         =======

*    Reclassified

**   Ordinary shares of a par value of NIS 0.6 each.

                                   ELTEK LTD.
                      CONSOLIDATED CONDENSED BALANCE SHEETS

                                                                                                CONVENIENCE
                                                                                                TRANSLATION
                                                                                                  -------
                                                                DECEMBER 31,     MARCH 31,       MARCH 31,
                                                                  -------         -------         -------
                                                                                   2005            2005
                                                                   2004          UNAUDITED       UNAUDITED
                                                                    NIS             NIS           U.S. $
                                                                  -------         -------         -------
                                                                              (IN THOUSANDS)
       ASSETS

       CURRENT ASSETS
       Cash and cash equivalents                                    4,274           2,873             659
       Receivables: Trade                                          23,835          24,637           5,649
                    Other                                           1,158           3,316             760
       Inventories                                                 13,633          13,908           3,189
       Prepaid expenses                                               563             838             192
                                                                  -------         -------         -------

       TOTAL CURRENT ASSETS                                        43,463          45,572          10,449
                                                                  -------         -------         -------

       DEFERRED TAXES                                                 753             724             166
                                                                  -------         -------         -------

       PROPERTY AND EQUIPMENT, NET                                 31,569          29,374           6,736
                                                                  -------         -------         -------

       GOODWILL                                                     4,656           4,325             992
                                                                  -------         -------         -------

       TOTAL ASSETS                                                80,441          79,995          18,343
                                                                  =======         =======         =======

       LIABILITIES AND SHAREHOLDER'S EQUITY

       CURRENT LIABILITIES
       Short-term credit and current maturities of
       long-term debts                                             19,589          19,413           4,452
       Trade payables                                              23,577          21,375           4,901
       Other liabilities and accrued expenses                      11,083          12,140           2,784
                                                                  -------         -------         -------

       TOTAL CURRENT LIABILITIES                                   54,249          52,928          12,137
                                                                  -------         -------         -------

       LONG- TERM LIABILITIES
       Long term debt, excluding current maturities                 6,687           4,977           1,141
       Employee severance benefits                                  1,048           1,080             248
                                                                  -------         -------         -------

       TOTAL LIABILITIES                                           61,984          58,985          13,526
                                                                  -------         -------         -------

       MINORITY INTERESTS                                           1,900           1,813             416
                                                                  -------         -------         -------

       CONVERTIBLE NOTE                                             1,566           1,601             367
                                                                  -------         -------         -------

       SHAREHOLDER'S EQUITY
       Ordinary shares, NIS 0.6 par value. Authorized
       50,000,000 shares, issued
        and outstanding 5,602,511 shares at March 31,
       2005 and 5,491,711 shares at December 31, 2004              29,698          29,765           6,825
       Additional paid in capital                                  52,500          54,553          12,509
       Capital reserves related to loans from controlling
       shareholders                                                10,010          10,010           2,295
       Cumulative foreign currency translation adjustments          2,574           2,220             509
       Capital reserve                                              6,685           6,685           1,533
       Accumulated deficit                                        (86,476)        (85,637)        (19,637)
                                                                  -------         -------         -------

       TOTAL SHAREHOLDER'S EQUITY                                  14,991          17,596           4,034
                                                                  -------         -------         -------

       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  80,441          79,995          18,343
                                                                  =======         =======         =======